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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1


                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                        STERIGENICS INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                        STERIGENICS INTERNATIONAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                     AND THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                  85915R 10 5
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

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                                JAMES F. CLOUSER
                            CHIEF EXECUTIVE OFFICER
                        STERIGENICS INTERNATIONAL, INC.
                               4020 CLIPPER COURT
                           FREMONT, CALIFORNIA 94538
                                 (510) 770-9000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   COPIES TO:
                             CARLA S. NEWELL, ESQ.
                             JAY K. HACHIGIAN, ESQ.
                      GUNDERSON DETTMER STOUGH VILLENEUVE
                           FRANKLIN & HACHIGIAN, LLP
                             155 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 321-2400

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED



     Ion Beam Applications s.a. has received notification that on Wednesday, July 7, 1999, the Federal Trade Commission granted early termination of the pre-merger waiting period for competition law review under the Hart-Scott-Rodino Act in connection with its acquisition of the Company.



     The information contained in Exhibit (c)(9) referred to in Item 9 below is incorporated herein by reference.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


(a)(1)+      Offer to Purchase dated June 17, 1999.
(a)(2)+      Letter of Transmittal.
(a)(3)+      Press release issued by the Company on June 11, 1999.
(a)(4)(1)+   Fairness Opinion of PaineWebber Incorporated dated June 10,
             1999.*
(a)(5)(2)+   Fairness Opinion of TM Capital Corp. dated June 10, 1999.*
(a)(6)+      Letter to Stockholders dated June 24, 1999 from James F.
             Clouser, Chairman of the Board and Chief Executive Officer of the Company.*
(c)(l)+      Merger Agreement dated as of June 10, 1999, among IBA, IBA
             GP, the Purchaser and the Company.
(c)(2)+      Stockholders' Agreement dated as of June 10, 1999 among IBA,
             IBA GP, Purchaser and certain stockholders of the Company listed on Schedule I thereto.
(c)(3)+      Form of Indemnification Agreement.
(c)(4)+ Article XI of the Company's Certificate of Incorporation, as amended to date.
(c)(5)+      Article VI of the Bylaws of the Company.
(c)(6)+      Employment Agreement dated as of June 10, 1999, among James
             F. Clouser and the Company.
(c)(7)+ Form of Two Year Severance Agreement between the Company and certain of its executive officers.
(c)(8)+ Form of One Year Severance Agreement between the Company and certain of its executive officers.
(c)(9)       Press release issued by the Company on July 12, 1999.


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 *  Included in copies mailed to stockholders.


 +  Previously filed.


(1) Attached hereto as Annex B.

(2) Attached hereto as Annex C.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          STERIGENICS INTERNATIONAL, INC.

                                          By:     /s/ JAMES F. CLOUSER
                                            ------------------------------------
                                                      James F. Clouser
                                                  Chief Executive Officer

Dated: July 12, 1999


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